Exhibit (a)(5)(B)

For Immediate Release

Friendly LRL Holdings Commences Tender Offer for Startech for $0.65 Per Share in Cash

Geneva, Switzerland, July 6, 2009 — Friendly LRL Holdings LLC (“FLH”), announced today that it has commenced a cash tender offer for all outstanding shares of common stock of Startech Environmental Corporation (OTC Bulletin Board: STHK.OB) (“Startech”) in furtherance of its previously announced proposal to acquire Startech. The complete terms, conditions and other details of the tender offer will be filed later today with the Securities and Exchange Commission.

Under the terms of the tender offer, FLH Acquisition Corp., a wholly-owned subsidiary of FLH, is offering to acquire Startech for $0.65 per share in cash. This offer represents:

•	a 103% premium to the last reported sale of Startech common stock of $0.32 on June 29, 2009, the last trading day preceding the public announcement by FLH of its intention to commence the tender offer;

•	a 84% premium to the average closing price of Startech common stock over the nine months preceding the public announcement by FLH of its intention to commence the tender offer; and

•	a 71% premium to the highest closing price of Startech common stock over at any time in the six months preceding the public announcement by FLH of its intention to commence the tender offer.

The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time on Friday, July 31, 2009, unless the offer is extended.

The FLH proposal is an all-cash transaction, with no significant anticipated regulatory hurdles to completion. The offer is not conditioned upon any financing arrangements or subject to a financing condition. The offer is subject to certain conditions described in the tender offer statement filed with the Securities and Exchange Commission, a copy of which will be mailed to Startech’s shareholders.

Sergey Mitirev of FLH commented, “We are disappointed by Startech’s refusal to negotiate regarding FLH’s proposal which would deliver substantial, immediate and highly certain value to Startech’s shareholders. We believe the Startech Board’s response to our intended tender offer and its continued unwillingness to engage in discussions with FLH are not in the best interests of Startech’s shareholders. Continued intransigence and delay could prevent Startech’s shareholders and other constituents from realizing the benefits of our offer, particularly given Startech’s recent operating performance and financial condition as reflected in its securities filings. We are now bringing our offer directly to Startech’s shareholders.”

Dmitry Timoshin of FLH added, “We believe that it is not appropriate to consider stock values from five years ago, particularly given the company’s recent operating performance and the realities of the current economic environment. Such figures are not indicative of the current value of the Company but rather serve as a reminder of the value that has been lost. Startech’s Board and management should realistically evaluate the prospects for its business. A candid assessment of that situation should lead the Board to conclude that an all-cash offer at a significant premium for all outstanding shares is in the best interests of Startech’s shareholders. Our preference remains to engage constructively with Startech to quickly reach a negotiated agreement and deliver on the compelling value that our offer represents.”

The complete terms and conditions of the tender offer will be set forth in the Offer to Purchase and related letter of transmittal, which will be filed with the Securities and Exchange Commission today, July, 6, 2009. Startech shareholders may obtain copies of all of the offering documents, including the Offer to Purchase and letter of transmittal, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Morrow & Co., LLC, at (203) 658-9400 or (800) 607-0088 (toll-free).

Source: Friendly LRL Holdings LLC

Contact:
Morrow & Co., LLC (Information Agent for the offer)
Stamford, CT
(800) 607-0088 or (203) 658-9400

DISCLAIMER: CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.  Statements in this press release that are not historical facts are “forward-looking statements”. Such forward-looking statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected.

These risks and uncertainties include, among others: the willingness of Startech to enter into a definitive agreement with respect to the transaction with FLH or an affiliate thereof, the willingness of Startech shareholders to tender their shares in the tender offer and the number and timing of shares tendered, the receipt of third party consents and approvals to the extent required for the acquisition and the satisfaction of the conditions to the tender offer described in the Offer to Purchase and related materials to be filed by FLH with the Securities and Exchange Commission. This press release speaks only as of its date, and FLH undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT.  THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL STARTECH COMMON STOCK. THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) ON JULY 6, 2009. THESE MATERIALS, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. THE OFFER TO PURCHASE AND RELATED MATERIALS WILL BE FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MORROW & CO., LLC, AT (203) 658-9400 OR (800) 607-0088 (TOLL-FREE).